

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Albert DaCosta
Chief Executive Officer
Paragon 28, Inc.
14445 Grasslands Drive
Englewood, CO 80012

> **Re: Paragon 28, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 1, 2022**
> **File No. 333-268082**

Dear Albert DaCosta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ross McAloon, Esq.